

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

Via E-mail

Daniel P. Glennon
Executive Vice President, Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Road NE, Suite 1480
Atlanta, GA 30326

> **Re:** **Teavana Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173775**

Dear Mr. Glennon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 7 in our letter dated May 25, 2011. We further note that in connection with statements concerning your market share and trends in your market that you have revised them to state that:

    - "We believe we are one of the world's largest, multi-channel specialty tea retailers….," page 1;

    - "We believe growth of the overall US tea market will be primarily driven by…" page 2; and

    - "We believe there is significant opportunity to expand our store base in the United States…" page 3.

These are only examples. These statements appear to represent management's belief. If so, please include an explanation for the basis of such belief.

In addition, we note that your statement on page 57 that you "are one of the world's largest, multi-channel specialty tea retailers" is not qualified as your belief, as it is elsewhere in the filing; please advise. Furthermore, we note the statement that you are "the largest US specialty tea retailer" on page 57; please provide the source of this statement.

Finally, we note your response that all third-party statements in the prospectus are from "publicly available sources for which the Company did not pay a fee or from subscription-based third-party research reports for which the Company either paid the standard subscription fee or obtained the consent of the publisher to use such statement," other than the information provided by Mintel International Group Limited. Please supplementally clarify whether you commissioned the study provided by Mintel and, if so, disclose that that is the case in your filing and file as an exhibit Mintel's consent per Rule 436 of the Securities Act, or tell us why you are not required to do so.

Risk Factors, page 9

Our ability to attract customers, page 10

2. We note your statement that your "comparable store sales and average sales per square foot may not continue to increase at the rates achieved over the past several years." Please revise your disclosure also to state, as you do on page 37, that indeed you "forecast comparable same store sales to grow at less than [y]our historical growth rate, [and] anticipate that [y]our future sales will grow at less than [y]our historical growth rate," therefore causing your profit margins to "grow at less than [y]our historical growth rate." Please consider the advisability of describing these forecasts in a separate risk factor that focuses on your potential inability to maintain growth at past levels, instead of combining them with a risk factor that describes risks associated with your ability to attract customers and locate suitable store locations, or tell us why it is appropriate to combine your discussion of these various risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

3. We note your response to comment 12 in our letter dated May 25, 2011. Given the recent difficulties in the retail, financial and credit markets and the negative impact of the current economic climate on consumer retail spending, please ensure that you discuss how these trends and current economic issues have affected or are affecting your operations and liquidity, and the impact you anticipate they will have in future periods, or tell us why such a discussion is unnecessary or immaterial to investors. Refer to Item 303(a) of Regulation S-K. In addition, please expand your disclosure in the second paragraph on page 37 to discuss the reasons your "new store model assumes first year sales below [y]our historical average," and why you "forecast comparable same store

sales to grow at less than [y]our historical growth rate," "anticipate that [y]our future sales will grow at less than [y]our historical growth rate" and "anticipate that [y]our profit margins will grow at less than [y]our historical growth rate."

4. We note your response to comment 13 in our letter dated May 25, 2011. Please revise to explain why your new store model assumes an average new store investment below your historical average for new stores.

5. We note your response to comment 14 in our letter dated May 25, 2011. Please further revise your disclosure to clarify, if true, that you do not have any agreements in place with respect to the other 295 store sites that you have "identified" as part as your proposed expansion.

Principal and Selling Stockholders, page 96

6. As previously requested in comment 25 in our letter dated May 25, 2011, please revise the table to clarify whether the last four columns assume the sale of all shares being offered.

Where You Can Find More Information, page 113

7. We note your disclosure, "Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete." Please remove the mitigating language. Any summary or description of any material contract or agreement in the prospectus is required to be materially complete.

Consolidated Financial Statements, page F-1

Note 5. Long-Term Debt, page F-13

8. We reviewed your response to comment 33 in our letter dated May 25, 2011 and the revisions to your disclosure. Please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10-S99-1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a).

Undertakings, page II-3

9. We note your response to comment 35 in our letter dated May 25, 2011. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. As this offering may now or in the future rely on Rule 430C, please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. For

guidance, please see C&DI Question 229.01 (Securities Act Rules).

You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director